Exhibit 99.1

North American Palladium Reports Positive Production Ramp Up Progress

All figures are in Canadian dollars except where noted.

Toronto, Ontario, February 12, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to report on the progress of its production ramp up from the lower Offset Zone utilizing the new shaft infrastructure at its Lac des Iles palladium mine (“LDI”) in northern Ontario.

In January, underground production averaged over 3,100 tonnes per day, ahead of the Company’s operating guidance, which forecasted an average underground mining rate of approximately 3,000 tonnes per day for the first half of the year. The Company estimates that payable palladium production in January totaled approximately 15,200 ounces, which was approximately 15% above internal forecasts and represented one of the best months in the last two years of operation. Production in January also benefited from higher underground grades which averaged approximately 4.90 grams per tonne palladium.

The Company has also started to benefit from its ongoing mill improvements, with January recoveries averaging around 84% from a blended concentrate mill head grade of approximately 3.35 grams per tonne. The Company’s plans to modify the design of the underground ore handling system are on track, which upon completion should increase the tonnage hoisted through the shaft and accordingly result in decreased mining costs.

“We are very pleased with the progress to date at LDI, which has surpassed some of our internal forecasts for the month of January and continues to show good trends in February so far,” said Phil du Toit, President and Chief Executive Officer. “Although still early on in the year, we remain encouraged by the momentum of our new team at site, and the potential that can still be realized through our ongoing cost optimization initiatives and improved mine planning. I would like to recognize the good work of our team and contractors at LDI, whose efforts have fueled the progress to date.”

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘target’, ‘expect’, ‘should’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s future operating performance including production forecasts and mining rates, and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the LDI mine may not perform as planned, that the Company may not be able to meet production forecasts, that the Company may not be able to obtain sufficient financing to fund its operating and capital expenditures or to meet its financial obligations as they become due, and the possibility that metal prices and foreign exchange rates may fluctuate. For more details on these and other risk factors see the Company’s most recent Form 40-F / Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, metal price and exchange rate expectations, and that there will be no material delays affecting operations or the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.